===============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                 Bradlees, Inc.
                                 ---------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    104499207
                                  -------------
                                 (CUSIP Number)


Mr. J. Ezra Merkin                          With a copy to:
Gabriel Capital, L.P.                       Lawrence G. Goodman, Esq.
450 Park Avenue, Ste. 3201                  Swidler Berlin Shereff Friedman, LLP
New York, New York  10022                   919 Third Avenue
(212) 838-7200                              New York, New York 10022
                                            (212) 758-9500
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 6, 1999
                      --------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 104499207                                           Page 2 of 6 Pages
-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Gabriel Capital Corporation
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
       00
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,557,326
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       1,557,326
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,557,326
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 104499207                                           Page 3 of 6 Pages
-------------------------------------------------------------------------------

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       J. Ezra Merkin
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
       00
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,055,635
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,557,326
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,055,635
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       1,557,326
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,612,961
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.5%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


         This Amendment No. 4 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of March 4, 1999 (the "Schedule 13D"), Amendment No. 1 to the Schedule 13D relating to the event date of March 16, 1999, Amendment No. 2 to the Schedule 13D relating to the event date of March 18, 1999 and Amendment No. 3 to the Schedule 13D relating to the event date of March 23, 1999, filed by Gabriel Capital Corporation (f/k/a Ariel Management Corp.), a Delaware corporation ("Gabriel Capital") and the Investment Advisor of Ariel Fund Limited, a Cayman Islands corporation, and J. Ezra Merkin, the General Partner of Gabriel Capital L.P., a Delaware limited partnership (collectively, the "Reporting Persons") relating to the Common Stock (the "Common Stock") of Bradlees, Inc. (the "Issuer"). The address of the Issuer is One Bradlees Circle, P.O. Box 9051, Braintree, MA 02184. Capitalized terms used herein shall have the meanings assigned thereto in the Schedule 13D.

Item 1.  Interest in Securities of the Issuer

                  (a) and (b) Gabriel Capital, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,557,326 shares of Common Stock issuable to Ariel Fund. Accordingly, Gabriel Capital may be deemed to be the beneficial owner of 1,557,326 shares of Common Stock, or 15.2% of the outstanding shares of Common Stock.

                  As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,055,635 shares of Common Stock issuable to Gabriel. In addition, as the sole shareholder and president of Gabriel Capital, Merkin may be deemed to have the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,557,326 shares of Common Stock issuable to Ariel Fund. Accordingly, Merkin may be deemed to be the beneficial owner of 2,612,961 shares of Common Stock, or 25.5% of the outstanding shares of Common Stock.

                  In addition, Gabriel and Gabriel Capital may be entitled to receive up to an additional 162,312 and 239,451 shares of Common Stock, respectively, in the Issuer's bankruptcy proceeding in exchange for $8,115,619 and $11,972,546 principal amount of trade claims, respectively.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 10,225,711 outstanding shares of Common Stock of the Issuer as of February 2, 1999, as reported in the Issuer's Prospectus dated February 24, 1999.

                  (c) The transactions in the Common Stock by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D are set forth on Annex A hereto.

                  (d)      Not Applicable.
                  (e)      Not Applicable.

                                  SCHEDULE 13D


                                   Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        GABRIEL CAPITAL CORPORATION

                                        By:   /s/ J. Ezra Merkin
                                              ----------------------
                                              Name:  J. Ezra Merkin
                                              Title: President



                                              /s/ J. Ezra Merkin
                                              ------------------
                                              J. Ezra Merkin



Dated: April 12, 1999

                                     Annex A

Purchases and Sales of Shares of Common Stock since the Filing of Amendment No. 3 to the Schedule 13D.



                                                                                      Number of Shares
                                                                                      ----------------
                                                    Aggregate Share
       Date                    Price Per Share           Amount                 Ariel Fund            Gabriel
       ----                    ---------------      ----------------            ----------            -------
      4/1/99*                         $3.625             6,000                     3,576                2,424
      4/5/99*                          3.625             8,300                     4,947                3,353
      4/6/99*                          3.6875          100,000                    59,600               40,400
      4/6/99*                          3.6875           50,000                    29,800               20,200
      4/7/99*                          3.75             50,000                    29,800               20,200
      4/8/99*                          3.9375           37,200                    22,171               15,029
      4/8/99*                          3.9375          150,000                    89,400               60,600
      4/12/99*                         ----             11,900                     7,092                4,808


------------------------

* Market sale.

